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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

BROOKFIELD PROPERTY REIT INC.

(Name of Subject Company (Issuer) and Filing Person (Issuer))

Class A Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

11282X 103
(CUSIP Number of Class of Securities)

Michelle Campbell
Secretary
Brookfield Property REIT Inc.
250 Vesey Street, 15th Floor
New York, New York, 10281-1023
Telephone: (212) 417-7000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of all communications, including communications sent to agent for service, should be sent to:

Mark S. Opper, Esq.
David R. Roberts, Esq.
Goodwin Procter LLP
100 Northern Avenue
Boston, MA 02210
(617) 570-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$95,000,000	$11,514.00

*
Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to $95,000,000 in value of class A stock, par value $0.01 per share, of Brookfield Property REIT Inc.

**
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2019, equals $121.20 per million dollars of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable.	Filing Party:	Not Applicable.
Form or Registration No.:	Not Applicable.	Date Filed:	Not Applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐    third-party tender offer subject to Rule 14d-1.

  ☒    issuer tender offer subject to Rule 13e-4.

  ☐    going-private transaction subject to Rule 13e-3.

  ☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:

  ☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

  ☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Brookfield Property REIT Inc., a Delaware corporation that has elected to be taxed as a real estate investment trust for U.S. federal income tax purposes (the "Company"), to purchase for cash up to $95,000,000 in value of its class A stock, par value $0.01 per share (the "Class A Stock"), at a price specified by the tendering stockholders of not greater than $21.00 nor less than $19.00 per share of Class A Stock, net to the seller in cash, less any applicable withholding taxes and without interest, on the terms and subject to the conditions described in the Offer to Purchase, dated February 11, 2019 (the "Offer to Purchase"), a copy of which is filed herewith as Exhibit (a)(1)(A), and the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is filed herewith as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the "Offer". This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

        The information contained in the Offer to Purchase and the Letter of Transmittal, respectively, as each may be amended or supplemented from time to time, is hereby incorporated by reference in response to certain items of this Schedule TO.

Item 1.    Summary Term Sheet.

        The information set forth under "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.

Item 2.    Subject Company Information.

(a)	The name of the issuer is Brookfield Property REIT Inc., a Delaware corporation. The address and telephone number of the Company's principal executive offices are: 250 Vesey Street, 15th Floor, New York, New York, 10281-1023; (212) 417-7000.
(b)
This Schedule TO relates to the Class A Stock of the Company, par value $0.01 per share. As of January 31, 2019, there were 103,723,170 shares of Class A Stock issued and outstanding. The information set forth under "Summary Term Sheet" in the Offer to Purchase is incorporated herein by reference.
(c)
The information regarding the trading market and price of the Class A Stock set forth in Section 7, "Price Range of Shares of Class A Stock; Dividends", of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

(a)	Brookfield Property REIT Inc., is the filing person and subject company. The Company's address and telephone number are set forth in Item 2(a) above, which is incorporated herein by reference.

The information set forth in Section 10, "Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares of Class A Stock", of the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

(a)	The information regarding the material terms of the transaction set forth in the Offer to Purchase in "Summary Term Sheet", "Introduction", Section 1, "Number of Shares of Class A Stock; Purchase Price; Proration; Odd Lots", Section 2, "Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals", Section 3, "Procedures for Tendering Shares of Class A Stock", Section 4, "Withdrawal Rights", Section 5, "Purchase of Shares of Class A Stock and Payment of Purchase Price", Section 6, "Conditions of the Offer", Section 8, "Source and Amount of Funds", Section 10, "Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares of Class A Stock", Section 13, "Material U.S. Federal Income Tax Considerations", and Section 14, "Extension of the Offer; Termination; Amendment", is incorporated herein by reference. There will be no material differences in the rights of the remaining security holders of the Company as a result of this transaction.
(b)
None of the Company's directors, the executive officers of the Service Providers (as defined in the Offer to Purchase) or, to the Company's knowledge, any of the Company's affiliates intends to tender any of their shares of Class A Stock in the Offer. Therefore, the Offer will increase the proportional holdings of the Company's directors, the executive officers of the Service Providers and the Company's affiliates. See Section 10, "Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares of Class A Stock", of the Offer to Purchase, which is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

(a)	The information regarding the Company's securities set forth in Section 10, "Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares of Class A Stock", of the Offer to Purchase is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a)	The information regarding the purpose of the transaction set forth in Section 2, "Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals", of the Offer to Purchase is incorporated herein by reference.
(b)
The information regarding the treatment of Class A Stock acquired pursuant to the Offer set forth in Section 2, "Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals", of the Offer to Purchase is incorporated herein by reference.
(c)
The information regarding any plans or proposals set forth in Section 2, "Purpose of the Offer; Certain Effects of the Offer; Plans or Proposals", and Section 10, "Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares of Class A Stock" of the Offer to Purchase is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

(a)	The information regarding the source of funds set forth in Section 8, "Source and Amount of Funds", of the Offer to Purchase is incorporated herein by reference.
(b)
There are no material conditions to the financing described in Item 7(a) above. If the primary financing plans fall through, the Company does not have any alternative financing arrangements or alternative financing plans.

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(c)	A summary of the credit facility described in Item 7(a) above, borrowings under which will be used to fund the purchase of the shares of Class A Stock pursuant to the Offer, including the related fees and expenses, is incorporated herein by reference from the Company's Current Report on Form 8-K filed on August 28, 2018. The Company has not made any plans or arrangements to finance or repay such credit facility prior to its maturity.

Item 8.    Interest in Securities of the Subject Company.

(a)-(b)	The information set forth in Section 10, "Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares of Class A Stock", of the Offer to Purchase is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

(a)	The information set forth in the Offer to Purchase in "Summary Term Sheet" and Section 15, "Fees and Expenses", of the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements.

(a)-(b)	Not applicable. Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company's financial statements are not considered material because (i) the consideration consists solely of cash, (ii) the Offer is not subject to any financing condition, and (iii) the Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR.

Item 11.    Additional Information.

(a)(1)	The information set forth in Section 10, "Interests of Directors, Executive Officers and Affiliates; Transactions and Arrangements Concerning the Shares of Class A Stock", of the Offer to Purchase is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference to the Offer to Purchase to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.
(a)(2)	The information set forth in Section 12, "Certain Legal Matters; Regulatory Approvals", of the Offer to Purchase is incorporated herein by reference.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	None.
(c)
The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed herewith as Exhibits (a)(1)(A) and (a)(1)(B), respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference.

The Company will amend this Schedule TO to include documents that the Company may file with the Securities and Exchange Commission after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c) or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.

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Item 12.    Exhibits.

Exhibit Number		Description
(a)(1)(A)		Offer to Purchase, dated February 11, 2019.
(a)(1)(B)		Letter of Transmittal.
(a)(1)(C)		Notice of Guaranteed Delivery.
(a)(1)(D)		Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 11, 2019.
(a)(1)(E)		Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated February 11, 2019.
(a)(5)(A)		Press Release issued by Brookfield Property REIT Inc. on February 11, 2019.
(b)(1)
Credit Agreement, dated as of August 24, 2018, by and among Brookfield Retail Holdings VII Sub 3 LLC, Brookfield Property REIT Inc., GGP Nimbus, LLC, GGP Limited Partnership LLC, BPR OP, LP, GGSI Sellco, LLC, GGPLP Real Estate 2010 Loan Pledgor Holding, LLC, GGPLPLLC 2010 Loan Pledgor Holding, LLC, GGPLP 2010 Loan Pledgor Holding, LLC, and GGPLP L.L.C., each of the foregoing as the Borrowers, the Lenders party thereto, the Issuing Banks party thereto, the Swingline Lender party thereto, Morgan Stanley Senior Funding, Inc., in its capacity as co-administrative agent for the Term Lenders under the Term B Facility and Wells Fargo Bank, National Association, in its capacities as administrative agent and collateral agent for the Lenders (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K (No. 001-34948) filed on August 28, 2018).
(d)(1)	*
Agreement and Plan of Merger, dated as of March 26, 2018, by and among Brookfield Property Partners L.P., Goldfinch Merger Sub Corp. and the Predecessor (incorporated by reference to Exhibit 2.1 to the Predecessor's Current Report on Form 8-K (No. 001-34948) filed on March 27, 2018).
(d)(2)	*
Amendment to Agreement and Plan of Merger, dated as of June 25, 2018, by and among Brookfield Property Partners L.P., Goldfinch Merger Sub Corp. and the Predecessor (incorporated by reference to Exhibit 2.2 to Amendment No. 2 to the Predecessor's Registration Statement on Form S-4 (No. 333-224593) filed on June 25, 2018).
(d)(3)	*
Amended and Restated Class B Stock Exchange Agreement, dated as of June 25, 2018, by and among the Predecessor and the parties listed on Exhibit A thereto (incorporated by reference to Exhibit 10.2 to Amendment No. 2 to the Predecessor's Registration Statement on Form S-4 (No. 333-224593) filed on June 25, 2018).
(d)(4)
Master Services Agreement, dated as of August 27, 2018, by and among Brookfield Asset Management Inc., Brookfield Property REIT Inc., GGP Operating Partnership, LP, Brookfield Global Property Advisor Limited, Brookfield Property Group LLC and Brookfield Asset Management Private Institutional Capital Adviser US, LLC. (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K (No. 001-34948) filed on August 28, 2018).
(d)(5)
Joint Governance Agreement, dated as of August 28, 2018, by and among Brookfield Property REIT Inc., Brookfield Property Partners L.P., Brookfield Property Partners Limited and Brookfield Properties, Inc. (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K (No. 001-34948) filed on August 28, 2018).

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Exhibit Number		Description
(d)(6)	*	Rights Agreement, dated as of April 27, 2018, by and between Brookfield Asset Management Inc. and Wilmington Trust, National Association (incorporated by reference to Exhibit 10.3 to the Predecessor's Registration Statement on Form S-4 (No. 333-224593) filed on May 2, 2018).
(d)(7)
Amended and Restated Brookfield Property REIT Inc. 2010 Equity Incentive Plan (incorporated by reference to Exhibit 4.3 to the Company's Registration Statement on Form S-8 (No. 333-227086) filed on August 29, 2018).
(g)		None.
(h)		None.

*
Incorporated by reference to filings made by GGP Inc. (formerly GGP, Inc. and General Growth Properties, Inc. and referred to as "the Predecessor").

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

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 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BROOKFIELD PROPERTY REIT INC.
By:	/s/ MICHELLE CAMPBELL
	Name:	Michelle Campbell
	Title:	Secretary

Date: February 11, 2019

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  Item 1. Summary Term Sheet .
  Item 2. Subject Company Information .
  Item 3. Identity and Background of Filing Person .
  Item 4. Terms of the Transaction .
  Item 5. Past Contacts, Transactions, Negotiations and Agreements .
  Item 6. Purposes of the Transaction and Plans or Proposals .
  Item 7. Source and Amount of Funds or Other Consideration .
  Item 8. Interest in Securities of the Subject Company .
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used .
  Item 10. Financial Statements .
  Item 11. Additional Information .
  Item 12. Exhibits .
  Item 13. Information Required by Schedule 13E-3 .
SIGNATURE